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Exhibit 99


                   [Letterhead of ALCO Standard Corporation]

                  ALCO STANDARD COMMENTS ON STRATEGIC OPTIONS

VALLEY FORGE, PENNSYLVANIA--FEBRUARY 6, 1996--In response to a security analyst report issued today, Alco Standard Corporation confirmed that it continues to consider the possibility of establishing Alco Office Products and Unisource as separate public companies.


John Stuart, Alco's chairman and chief executive officer, said "Our goal remains to take all appropriate steps to insure long-term growth for shareholders. We believe that as separately capitalized and managed companies, AOP and Unisource may have better long-term growth prospects than under common ownership. There are many complex structural and operational issues which will need to be evaluated before we will be in position to come to any judgment on what course of action, if any, should be taken."


No timetable has been established for finalizing any decisions concerning such a transaction.


Alco Standard Corporation is headquartered in Valley Forge, Pennsylvania. Alco operates the largest independent marketer and distributor of office equipment in North America and the United Kingdom through Alco Office Products and is the largest marketer and distributor of paper and supply systems in North America through Unisource Worldwide, Inc. Revenues for fiscal year 1995, which ended September 30, were nearly $10 billion.

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